August 31, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-5010

Attn: Ajay Koduri

Re:	3DIcon Corporation Amendment No. 1 to Registration Statement on Form S-1 filed July 7, 2012
File No. 333-182532

Dear Mr. Koduri:

We are counsel to 3DIcon Corporation (the “Company”). We hereby submit, on behalf of the Company, a response to comments by the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated July 26, 2012 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 originally filed on July 7, 2012 (the “Form S-1”). Set forth below are the Company’s responses to the Staff’s comments and are filed in conjunction with Amendment No. 1 to the Form S-1 (“Amendment No. 1”). For convenience of the Staff, the numbered paragraphs below correspond to the numbered paragraphs contained in the Comment Letter.

Prospectus Cover Page

1.	Please refer to Item 501(b)(2) of Regulation S-K and include the amount of securities you are registering. You may also refer to our Compliance Disclosure and Interpretations 227.02 that requires disclosure of the amount of securities: http://www.sec.gov/divisions/corpfin/ guidance/securitiesactrules-interps.htm. Further, Rule 457(o) of the Securities Act only states the number of securities need not be included in the fee table; however, under Item 501(b)(2) of Reg. S-K, disclosure of the amount of securities being registered is required.

Response:

The Company has revised its disclosure on the Prospectus Cover Page to include the amount of securities it is registering.

2.	Please fix the price of your offering and check the box on the facing page of the registration statement regarding Rule 415. Per Rule 415(a)(4) of the Securities Act, an at the market offering must come within Rule 415(a)(1)(x), and you are not qualified to register your offering on Form S-3.

Response:

The Company has revised its disclosure to include the price at which its securities will be offered pursuant to this registration statement as well checked the box on the facing page of the registration statement regarding Rule 415.

3.	It appears from the first paragraph of the prospectus cover page you are conducting a best efforts offering. Therefore, please delete the information regarding underwriters and provide the disclosure under Item 501(b)(8)(iii) of Reg. S-K.

Response:

The Company has revised its disclosure to include the information required by Item 501(b)(8)(iii) of Reg. S-K. Moreover, the Company has engaged the services of a placement agent for this offering as well revised the offering from a best efforts offering to a min-max best efforts offering.

4.	We note you have blanks in your prospectus regarding the termination date of the offering and expenses. It does not appear you can omit this information under Rule 430A. Please fill in this information.

Response:

The Company confirms that it will provide the date of termination and a specific breakdown of expenses in a subsequent pre-effective amendment to the registration statement.

5.	Please complete the proceeds table on the prospectus cover page and also disclose the amount of proceeds to the company if 75%, 50%, or 25% of the shares being offered are sold. Please also revise the Use of Proceeds, Capitalization, Dilution, and MD&A sections accordingly.

Response:

The Company has revised its disclosures throughout the prospectus to reflect proceeds and their uses if 100%, 75%, 50%, or 25% of the shares being offered are sold. However, further breakdown of expenses in such disclosures will be provided in a subsequent pre-effective amendment to the registration statement.

Prospectus Summary, page 3

6.	Please disclose when you anticipate operations under the CSpace technology to begin generating revenues if you sold 100% of the securities offered for sale; please disclose the same if you sold 75%, 50%, or 25% of the securities offered for sale. Please disclose the level of revenues you expect to generate and whether you expect revenues will exceed your costs.

Response:

The Company has revised its disclosure to include when it anticipates it will generate revenues from its CSpace technology products. The Company is in the process of consulting with management and advisors and will provide, in a subsequent pre-effective amendment to the registration statement, when it anticipates to generate revenues if it were to sell 100%, 75%, 50%, or 25% of the securities offered for sale in this offering.

7.	We note you use the term “volumetric” in the first paragraph of page 3. Please explain this term in plain English.

Response:

The Company has revised its disclosure to include a plain English explanation of the term “volumetric”.

8.	Given that you are developing a new product and technology, please consider adding pictures or diagrams to help investors understand your technical disclosure regarding your products.

Response:

The Company has revised its disclosure to include pictures and diagrams to assist investors in understanding the Company’s technology and other disclosures.

9.	We note your disclosure in the sixth paragraph of page 3. Please revise to disclose the current state of developments of your products. In this regard, we note your discussion of intellectual property. However, disclose whether you have developed a working prototype of the CSpace technology or any kind of prototype whatsoever. In this regard, we note your disclosure at the bottom of page 18 and first bullet at the bottom of page 24. Also discuss whether you have made any sales under this technology and when you expect to make such sales. In this regard, we note similar disclosure at the bottom of page 20.

Response:

The Company has revised it disclosure to include a clear status of the CSpace technolgy, as well as when the Company anticipates making sales with such technologies.

10.	Please refer to comment 18 below and summarize your business plan.

Response:

The Company has expanded the disclosure to discuss its growth strategy and how it plans to implement such strategy with special attention being paid to the second generation prototype of its CSpace technology and when it anticipates commercializing related products.

11.	We note your disclosure in the sixth paragraph of page 3 regarding exploring the possibility of developing and marketing glasses-free flat screen 3D displays. Please update this disclosure for the Form 8-K filed on July 19, 2012. Please tell us whether your offering will be used to complete the acquisition discussed in the Form 8-K.

Response:

The Company has revised its disclosure to include its growth strategy as updated from that which was disclosed in the Company’s Current Report on Form 8-K filed on July 19, 2012.

Risk Factors, page 5

12.	We note your disclosure in the second paragraph under this risk factor that “no similar technology currently exists.” Please confirm there are no similar products or technology. In this regard, we refer you to:
•	http://www.cs.columbia.edu/~ollie/occlusion_capable.html,
•	http://www.actuality-systems.com/Home.html, and
•	http://www.pocket-lint.com/news/34409/video-sony-360-degree-display

If similar technology exists, please update your Competition discussion on page 21.

Response:

The Company has revised its disclosure to eliminate language suggesting no similar technology exists and describes why it is unique from other competitive technologies.

13.	Although your disclosure suggests you have no working prototype, please add a risk factor that that specifically addresses this risk because it appears that developing a working prototype is a condition to generating revenues under the CSpace technology. Further, in this risk factor, disclose all the material risks to developing a working prototype.

Response:

The Company has revised its risk factors to incorporate risks related to the barrier for commercializing a prototype in order to generate revenues.

Business, page 17

14.	We note your disclosure in the sixth paragraph on page 17. Please disclose the amount remaining under the matching grant that you may earn by August 31, 2012. Revise your MD&A accordingly.

Response:

The Company has updated its disclosure with regards to the amount remaining under the matching grant as well as related disclosures in the MD&A.

15.	We note from the disclosure in the seventh paragraph on page 17 that you do not own any intellectual property rights in the two patents discussed in that paragraph, and that your interests in these patents is dependent upon the Sponsored Research Agreement. Please make this disclosure clear in a risk factor.

Response:

The Company has expanded its disclosures to include a risk factor explaining the extent of its reliance on the Sponsored Research Agreement with the University for the use of vital intellectual property.

Overview of Development of 3D Technology, page 18

16.	We note your disclosure in the third full paragraph of page 18 regarding an article you published in the Journal of Display Technology. If this article is available on the internet, please disclose a link. Please also disclose whether this publication is widely available for free or a fee.

Response:

The Company revised it disclosure, providing a link to a website form which investors can access the articles reference therein for a moderate fee.

17.	From the fourth full paragraph of page 18, we also note your publications in November and December 2010 and April 2011. Please disclose links to the articles if they are available on the internet and disclose whether these publications are widely available for free for a fee.

Response:

The Company revised it disclosure, providing a link to a website form which investors can access the articles reference therein for a moderate fee.

18.	We note your disclosure in the fifth full paragraph page 18 regarding building a second generation prototype and development strategy. Please disclose whether the second generation prototype is a working prototype that you can present at a trade show (the TSP you discuss in your letter to shareholders dated April 16, 2012 from your website) and whether a second generation prototype will allow for commercialization (if not, please disclose the material steps before commercialization). Please provide a detailed plan of the milestones that are part of your strategy. Your plan should include dates and the capital necessary to achieve certain milestones. In this regard, we note your penultimate risk factor on page 6 states you will need $2.5 million over the next two years to market your technologies. Your plan should account for this expenditure. Also, please revise the Use of Proceeds section so that it is consistent with this plan.

Response:

The Company has expanded the disclosure to discuss its growth strategy and how it plans to implement such strategy with special attention being paid to the second generation prototype of its CSpace technology and when it anticipates commercializing related products.

19.	We also note your website discloses a letter to shareholders dated June 18, 2012 that discusses your Lab Proto 2 Plans for the CSpace technology. Please incorporate these plans into your disclosure.

Response:

The Company revised its disclosure include plans for CSpace technology that were included in its June 18, 2012 letter to shareholders.

20.	We note from the top of page 20 you owe the University of Oklahoma $7,686 as of December 31, 2011. Please update the amount you owe as of a more current date.

Response:

The Company has updated its disclosure to indicate the current amount owed to the University.

Financial Condition, Liquidity and Capital Resources, page 24

21.	We note your disclosure in the bullets at the bottom of page 24 and top of page 25. Please refer to prior comment 18 and present a budget and plan that accounts for your expenses and goals discussed in the bullets.

Response:

The Company has expanded disclosures throughout the registration statement to discuss its growth strategy and how it plans to implement such strategy financially.

22.	We note your disclosure in the last paragraph on page F-21 and first two paragraphs on page F-22 regarding your capital resources. Please present similar clear disclosure under the Financial Condition, Liquidity and Capital Resources section.

Response:

The Company has inserted a disclosure similar to the one on pages F-21 and F-22 into its disclosures in the Financial Condition, Liquidity and Capital Resources section.

Certain Relationships and Related Transactions, page 34

23.	We note your disclosure on page F-9 under Note 6. Please advise whether Concordia is a related party and whether you should present Item 404 disclosure regarding this entity. Also please advise whether Concordia should be a part of the beneficial ownership table on page 35.

Response:

The Company has reviewed its consultant Concordia’s holdings and it, or its control persons, are not related parties requiring Item 404 disclosure.

24.	We also note your disclosure on pages 25 and 26 regarding Golden State. Please advise whether Golden State is a related party and whether you should present Item 404 disclosure regarding this entity.

Response:

The Company has reviewed and made inquiry into Golden State’s holdings and it, or its control persons, are not related parties requiring Item 404 disclosure. However, because it is possible that Golden State temporarily holds 5% or more of the issued and outstanding shares of the Company, the Company has revised its disclosure to include the transactions related to Golden State.

Security Ownership of Certain Beneficial Owners and Management, page 35

25.	Please disclose the natural persons who have voting or investment control over Golden State Investors, Inc.

Response:

The Company has revised its disclosures to include a list of the natural person who have voting or investment control over Golden State Investors, Inc.

Plan of Distribution, page 36

26.	Please refer to prior comment 3 and delete the information regarding use of an underwriter, broker dealer, or selling agent.

Response:

The Company has revised the offering to include a placement agent. Moreover, the Company has revised its disclosures to remove information regarding underwriters.

27.	We note from the disclosure in the third paragraph of page 36 that you reserve the right to enter into agreements with underwriters, broker-dealers, or selling agents. Please confirm you will file a post-effective amendment to the registration statement in the event the nature of your offering changes.

Response:

The Company has revised the offering as it has engaged a placement agent to take part. Any further changes will be included in subsequent amendments.

Please note that Amendment No. 1 contains disclosures and descriptions of the offering that are markedly different from the Form S-1. Pursuant to the undersigned’s phone conversation with Ms. Murphy on August 31, 2012, the Company will not file an “R Tagged” form of Amendment No. 1 because of the significant changes it contains. The Company does, however, anticipate providing R Tagged filings on future amendment(s).

 Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned or Jay Yamamoto at (212) 930-9700.

Very Truly Yours,

/s/ Jay Yamamoto for
Greg Sichenzia